Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
UNIFI, INC.
Under Section 805 of the Business Corporation Law
     The undersigned, Vice President and Secretary of Unifi, Inc., hereby certifies:
     1. The name of the corporation is UNIFI, INC. (the “Corporation”) (the Corporation was originally formed under the name Automated Environmental Systems, Inc.).
     2. The date of filing of the Certificate of Incorporation of the Corporation is: January 8, 1969.
     3. The Certificate of Incorporation of the Corporation is hereby amended to effect a 1-for-3 reverse stock split of the Corporation’s common stock, par value $.10 per share, and in relation thereto, ARTICLE FOURTH of the Certificate of Incorporation is hereby amended (the “Amendment”) by the addition of a new paragraph at the end thereof to read as follows:

“Effective as of the filing of this Certificate of Amendment by the Department of State of the State of New York (the “Effective Time”), each three (3) shares of the Corporation’s common stock, par value $.10 per share (the “Common Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split and in lieu of issuing fractional shares, each holder of Common Stock who would otherwise have been entitled to a fraction of a share by reason of the Reverse Stock Split will be entitled to receive a cash payment without interest, determined by multiplying (i) the fractional share interest to which the holder would otherwise be entitled, after taking into account all shares of Common Stock then held by the holder, and (ii) $14.34, which represents the closing price of the Common Stock as reported on the New York

Stock Exchange Inc. on the trading day immediately prior to the Effective Time as adjusted for the Reverse Stock Split ratio.”
     4. Upon the effectiveness of this Amendment, the number of authorized shares of Common Stock and the par value per share will remain unchanged. The number of shares of Common Stock currently issued and outstanding is 60,178,966 and the number of unissued shares of Common Stock is 439,821,034. As a result of the Reverse Stock Split, each of the issued shares of Common Stock will be changed on a one (1) for three (3) basis. In connection with the change in the issued Common Stock, each of the unissued shares of Common Stock will be changed on a 1.0912173541 for one (1) basis. As a result of the Reverse Stock Split, the Company shall have 20,059,655 issued shares of Common Stock, and 479,940,345 unissued shares.
     5. The foregoing Amendment was authorized by vote of the Board of Directors of the Corporation and adopted by the affirmative vote of a majority of all outstanding shares of the Corporation’s common stock entitled to vote at a meeting of the shareholders of the Corporation.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, this Certificate of Amendment has been subscribed this the 3rd day of November, 2010, by the undersigned, who affirmed that the statements made herein are true under penalties of perjury.
UNIFI, INC.
/S/ CHARLES F. MCCOY
Charles F. McCoy
Vice President & Secretary
[Corporate Seal]